PUBLIC

20010378

SEC

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65837

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DEVENIR, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 NORMANDALE LAKE BLVD., SUITE 2160
(No. and Street)

Minneapolis (City) MN (State) 55437 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC REMJESKE 952-345-0300 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ellingson & Ellingson, Ltd.
(Name – *if individual, state last, first, middle name*)

5101 Vernon Ave S #501 (Address) Edina (City) MN (State) 55436 (Zip Code)

SEC Mail Processing

FEB 2 8 2020

Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIC REMJESKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DEVENIR, LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI LYNN HANSEN
Notary Public
Minnesota
My Commission Expires Jan. 31, 2025

Lori L Hansen
Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEVENIR, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2019

DEVENIR, LLC

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

ELLINGSON & ELLINGSON
CERTIFIED PUBLIC ACCOUNTANTS

ERIK J. (RICK) ELLINGSON, CPA
PATTI ELLINGSON SOLHEIM, CPA
JANE ELLINGSON EHRESMANN, CPA

CELEBRATING 40 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Devenir, LLC
Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Devenir, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows, for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption); Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of Devenir, LLC's financial statements. The supplemental information is the responsibility of Devenir, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption); Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption)) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.

We have served as the Company's auditor since 2017.

Edina, Minnesota
February 25, 2020

DEVENIR, LLC

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2019

ASSETS

Assets:		
Cash and cash equivalents	$	104,362
Commissions Receivable		-
	$	104,362

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	-
Due to related party		
	$	-
Member's equity:		
Member's equity		104,362
		104,362
	$	104,362

The accompanying notes are an integral part of these financial statements.

DEVENIR, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:		
Mutual fund servicing and 12b-1 fees	$	614,773
Other commissions earned		-
Other income		-
Total revenues		614,773
Expenses:		
Compensation and benefits (related party)		266,942
Clearing fees and expenses		527
Occupancy (related party)		27,750
Office expense (related party)		4,100
Professional fees (related party)		298,086
Professional Fees		10,393
Technology (related party)		3,225
Other operating expenses (related party)		2,610
Other operating expenses		175
Total expenses		613,808
Net Income	$	965

The accompanying notes are an integral part of these financial statements.

DEVENIR, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

		Member's Equity
Balance at January 1, 2018	$	103,397
Net Income		965
Balance at December 31, 2018	$	104,362

The accompanying notes are an integral part of these financial statements

DEVENIR, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:	
Net income (loss)	$ 965
Adjustments to reconcile net income (loss) to net cash flows from operating activities:	
(Increase) decrease in:	
Deposit with clearing broker	-
Commissions receivable	-
Increase (decrease) in:	
Accounts payable and accrued liabilities	-
Due to related party	
Net cash flow from operating activities	965
Net increase in cash and cash equivalents	965
Cash and cash equivalents at beginning of period	103,397
Cash and cash equivalents at end of period	$ 104,362

The accompanying notes are an integral part of these financial statements.

NOTE 1 NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Devenir, LLC (the Company) is a "fully disclosed introducing" broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and is a wholly-owned subsidiary of Devenir Group, LLC (Parent).

The Company is engaged in a single line of business which engages in the following types of services, as agreed to with FINRA:

- Retailing Corporate Debt and Equity Securities
- Mutual Funds and 12b-1 fees
- Broker U.S. Government Securities and sell municipal securities in the secondary markets
- Investment Advisory Services
- Private Placement of Securities

The Company primarily derives its revenue from servicing revenue earned on the sale of securities registered under the Investment Act of 1940.

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments. The Company maintains its cash in bank deposit accounts, which, at times may exceed federally insured limits. Management believes the Company is not exposed to any significant credit risk related to cash.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Revenue Recognition

Mutual fund servicing, investment servicing commissions or fees and related clearing expenses for securities transactions were recorded on a settlement-date basis. Investment banking fees are earned from providing private placement, merger and acquisition, divesture services, and financial advisory services. These fees are recognized when the related services are completed and the income is reasonably determinable.

NOTE 1 NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Income or loss of the Company is allocated to the member for income tax purposes. Therefore, no provision for income tax is presented in these financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2016.

NOTE 2 OFF-BALANCE SHEET RISK

The Company's customer securities activities were transacted on a cash basis. As of April 30, 2016 the company no longer had customer securities transactions.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

NOTE 3 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2019, net capital under the rule was $104,362, which exceeded the minimum capital requirement by $99,362. Aggregated indebtedness was $0 at December 31, 2019, resulting in a ratio of aggregate indebtedness to net capital ratio of 0 to 1. The Company operates under the provisions of section (k)(1) of Rule 15-c3-3 of the Securities and Exchange Commission since all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is exempt from the remaining provision of the rule.

NOTE 4 RELATED PARTY TRANSACTIONS

The Parent company is the sole owner of the Company and is responsible for maintaining net capital requirements.

The Company has an expense sharing agreement with its Parent for the provision and use of certain property, employee and other services. The agreement is for one year with renewal options. Expenses under the agreement were $600,000 in 2019, consisting primarily of compensation, occupancy and professional services. The amount paid to a related party was $600,000. As of December 31, 2019, there is an amount due of $0 pursuant to the agreement.

NOTE 5 COMMITMENTS AND CONTINGENCIES

The company does not have any commitments or contingencies

NOTE 6 FAIR VALUE

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

NOTE 7 SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 31, 2019, the date the financial statements were available to be issued and has determined the company had no events occurring subsequent to December 31, 2019 requiring disclosure.

SCHEDULE I
DEVENIR, LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

Computation of basic net capital requirements:	
Total member's equity qualified for net capital	$ 104,362
Deductions:	
Non-allowable assets	
Prepaid Expenses	-
Total non-allowable assets	-
Net capital before haircuts and securities positions	104,362
None	-
Net capital	104,362
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($0)	-
Minimum dollar net capital for this broker-dealer ($5,000)	5,000
Net capital requrirement (greater of above two requriements)	5,000
Net capital in excess of required minimum	$ 99,362

There are no material differences between the preceeding computation and the company's cooresponding unaudited Part II Form X-17A-5 as of December 31st,

SCHEDULE II
DEVENIR, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

Total aggregate indebtedness:		
Accounts payable and accrued liabilities	$	-
Due to related party		-
Aggregate indebtedness	$	-
Ratio of aggregate indebtedness to net capital		0.0%

SCHEDULE III
DEVENIR, LLC
INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2019

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (1) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (1) of the Rule.

ELLINGSON & ELLINGSON
CERTIFIED PUBLIC ACCOUNTANTS

ERIK J. (RICK) ELLINGSON, CPA
PATTI ELLINGSON SOLHEIM, CPA
JANE ELLINGSON EHRESMANN, CPA

CELEBRATING 40 YEARS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
Of Devenir, LLC

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Devenir, LLC ("Devenir") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Devenir claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) Devenir stated that Devenir met the identified exemption provisions throughout the period of January 1, 2019 to December 31, 2019 without exception. Devenir's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aegis's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina, Minnesota

February 25, 2020

5101 Vernon Ave. S., Suite 501, Edina, MN 55436 (952)929-0315

DEVENIR

February 25, 2020

Ellingson & Ellingson, Ltd.
5101 Vernon Ave. S, Suite 501
Edina, MN 55436

To Whom it May Concern:

Devenir, LLC (the "Company") is a registered broker dealer subject to Rule 17a-5 of the Securities and Exchange Commission (17C.F.R. §240.17a-5, "reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of it's knowledge, the Company states the following:

1. The Company claimed an exemption from 17C.F.R. §240.15c3-3 under the following provisions of 17C.F.R. §240.17a-5 (k)(1)
2. The Company met the identified exemption provisions in 17C.F.R. §240.15c3-3 (k)(1) throughout the entire period January 1, 2019 through December 31, 2019 without exception.

I affirm to the best of my knowledge and belief, this Exemption Report is true and correct.

ER

Principal / FINOP

8500 NORMANDALE LAKE BLVD, SUITE 2160
MINNEAPOLIS, MINNESOTA 55437
T :: 952.446.7400
F :: 952.345.0310
W :: WWW.DEVENIR.COM

BECOME

ELLINGSON & ELLINGSON
CERTIFIED PUBLIC ACCOUNTANTS

ERIK J. (RICK) ELLINGSON, CPA
PATTI ELLINGSON SOLHEIM, CPA
JANE ELLINGSON EHRESMANN, CPA

CELEBRATING 40 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Devenir, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31 , 2019, which were agreed to by Devenir, LLC and SIPC, solely to assist you and the other specified parties in evaluating Devenir, LLC's compliance with the applicable instructions of Form SIPC-7. Devenir, LLC's management is responsible for Devenir, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17 A-5 (FOCUS Report) for the year ended December 31, 2019 with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (FOCUS Reports and General Ledger), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (FOCUS Reports and General Ledger) supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

This report Is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ellingson & Ellingson, Ltd.

Edina, Minnesota
February 25, 2020

5101 Vernon Ave. S., Suite 501, Edina, MN 55436 (952)929-0315

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*******2051********************MIXED AADC 220
65837 FINRA DEC
DEVENIR LLC
8500 NORMANDALE LAKE BLVD STE 2160
MINNEAPOLIS, MN 55437-3833

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (exclude interest) (-0-)

____
Date Paid

C. Less prior overpayment applied (_______)

D. Assessment balance due or (overpayment) _______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum _______

F. Total assessment balance and interest due (or overpayment carried forward) $ -0-

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $_______

H. Overpayment carried forward $(_______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DEVENIR, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27TH day of JANUARY, 20 20.

PRINCIPAL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 614,773
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	614,773
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	614,773
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0015	$ 0

(to page 1, line 2.A.)

DEVENIR

Per Securities and Exchange Commission (SEC) Rule 17a-5, please find enclosed the Devenir, LLC (CRD#125968) 2019 Annual Audited Financial Report.

Please contact me should you have any questions regarding this report.

Sincerely,

SEC Mail Processing

FEB 2 8 2020

Washington, DC

Devenir, LLC
Eric J. Remjeske
President, CCO, CFO and Financial and Operations Principal

8500 NORMANDALE LAKE BLVD, SUITE 2160
MINNEAPOLIS, MINNESOTA 55437
T :: 952.446.7400
F :: 952.345.0310
W :: WWW.DEVENIR.COM